Exhibit 28A

First Chicago Credit Card Master Trust II
Excess Spread Analysis—December 2002

Series	99-X	99-Y
Deal Size	$750MM	$550MM
Expected Maturity	06/16/2003	08/15/2003

Yield	19.36%	19.36%
Less: Coupon	1.68%	1.68%
Servicing Fee	1.50%	1.50%
Net Credit Losses	5.72%	5.72%
Excess Spread:
December-02	10.46%	10.46%
November-02	10.03%	10.04%
October-02	10.90%	10.90%
Three Month Average Excess Spread	10.46%	10.47%

Delinquency:
30 to 59 Days	1.21%	1.21%
60 to 89 Days	0.81%	0.81%
90+ Days	1.67%	1.67%
Total	3.69%	3.69%

Payment Rate	31.37%	31.37%